

One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com

GAMCO Asset Management Inc.

February 17, 2009

Via Fax and Overnight Delivery

Kevin C. Gallagher
Vice President and Corporate Secretary
Telephone and Data Systems, Inc.
30 N. LaSalle Street, Suite 4000
Chicago, IL 60602

Re: Notice of Intent to Nominate Directors at the Company's 2009 Annual Meeting of Shareholders

Dear Mr. Gallagher:

GAMCO Asset Management Inc. ("GAMCO") hereby notifies Telephone and Data Systems, Inc. ("TDS"), that GAMCO intends to nominate for election as a Director of TDS the following individual:

Gary Sugarman

Biographical information regarding Mr. Sugarman, as well as a written consent letter are enclosed.

In addition, GAMCO may determine to nominate additional individuals for election as Directors of TDS.

GAMCO currently is the beneficial owner of approximately 1,985,481 shares of the special common stock of TDS, representing 3.6% of the outstanding special common shares. GAMCO also currently is the beneficial owner of approximately 3,143,389 shares of the common stock of TDS, representing 5.9% of the outstanding common shares.

GAMCO strongly supports the nomination of Mr. Sugarman for election to the Board of Directors of TDS at its 2009 Annual Meeting of Shareholders.

We are not aware of any business relationships between Mr. Sugarman and TDS, directly or indirectly, and we believe that Mr. Sugarman would qualify under applicable rules as an independent director.

There are no arrangements or understandings between GAMCO and Mr. Sugarman or other persons pursuant to which Mr. Sugarman is being recommended by GAMCO. Mr. Sugarman is a member of the Board of Directors of LICT Corporation, a company for which Mario J. Gabelli serves as Chairman.

This letter and all attachments hereto are submitted in a good faith effort to satisfy TDS's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate Mr. Sugarman to serve as a director of TDS and it intends to continue to own the shares of TDS through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.



By: Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

GARY SUGARMAN

Age:	55
Address:	160 Allens Creek Road Suite 2 Rochester, NY 14618
Principal Occupation:	Principal – Richfield Associates Inc. (since 1993). Former Founder, Chairman, and Chief Executive Officer – Mid-Maine Communications (1994-2006). Former President – Brighton Communications (1991-1993).
Other Directorships:	Veroxity Technology Partners, Inc. (Chairman). LICT Corporation. Prairie Wave Communications.

February 12, 2009

Kevin C. Gallagher
Vice President and Corporate Secretary
TDS Corporate Headquarters
30 N. LaSalle Street, Suite 4000
Chicago, IL 60602

Re: Director Nomination

Dear Mr. Gallagher:

I understand that GAMCO Asset Management Inc. has nominated me for election to the Board of Directors of Telephone and Data Systems, Inc. ("TDS"). I hereby consent to being named as a nominee in TDS's proxy statement for its 2009 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



Gary Sugarman